Exhibit 12.1
AmerisourceBergen Corporation
Computation of Ratio of Earnings to Fixed Charges

						Nine Months
	Fiscal Year Ended September 30,					Ended June 30,
(in thousands, except ratios)	2004	2005	2006	2007	2008	2009
Determination of earnings:
Income from continuing operations before income taxes and cumulative effect of change in accounting	$710,681	$405,757	$684,807	$753,489	$761,338	$614,662
Add:
(Income) loss on equity investments	(8,539)	93	(1,837)	779	—	892
Fixed charges (excluding capitalized interest)	126,575	85,748	76,510	87,024	85,278	55,008
Amortization of capitalized interest	—	—	271	820	760	768

Total earnings available for fixed charges	$828,717	$491,598	$759,751	$842,112	$847,376	$671,330

Fixed charges:
Interest expense	$117,926	$76,398	$65,874	$75,706	$75,153	$47,947
Capitalized interest	3,054	6,175	2,176	49	748	2,032
Estimated interest portion of rent expense	8,649	9,350	10,636	11,318	10,125	7,061

Total fixed charges	$129,629	$91,923	$78,686	$87,073	$86,026	$57,040

Ratio of earnings to fixed charges	6.4	5.3	9.7	9.7	9.9	11.8